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03024559

FILE NO. 82-3311

July 9, 2003

VIR AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Publication of Merger (dated June 30, 2003)

Yours very truly,

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
cc: The Bank of New York

dlw 7/16

FILE NO. 82-3311

(Translation)

June 30, 2003

Dear Sirs:

Name of the Company:	Shiseido Company, Limited
Name and Position of the Representative:	Morio Ikeda
	President and Representative Director
(Code No. 4911; The first section of the Tokyo Stock Exchange)	
Person to Contact:	Masato Hashikawa
	General Manager of IR Department (Tel. 03-6218-5530)

Publication of Merger

It is hereby notified that Shiseido Company, Limited (the "Company"), at the meeting of its Board of Directors held on June 30, 2003, determined to conduct a simplified merger with the principal factory (Kuki Factory) of FT Shiseido Co., Ltd. ("FT Shiseido"), a wholly owned subsidiary of the Company, for manufacturing toiletry goods as of October 1, 2003, as described below.

For the purpose of the simplified merger, as of October 1, 2003, all functions other than the production functions of FT Shiseido will be spun off to a new company to be incorporated and the Company will merge FT Shiseido (Kuki Factory) specializing in the production functions.

Description

1. Purpose of Merger

With the aim of establishing a system that would allow the Company to optimize its collective strength of its factories to promote the reform of its supply chain and strengthen its cost competitiveness, the Company merged its wholly owed manufacturing subsidiaries, Osaka Shiseido Co., Ltd. and Shiseido Kako Co., Ltd., as of April 1, 2003. The Company with the same aim intends to merge FT Shiseido specializing in the production functions as of October 1, 2003.

2. Summary of Merger

(1) Scheduling of Merger:

Meeting of the Board of Directors for approval of the merger agreement:	July 31, 2003
Execution of the merger agreement:	July 31, 2003
Date of the merger:	October 1, 2003
Registration of the merger:	October 1, 2003

(2) Method of merger:

A simplified merger by which Shiseido Company, Limited shall be a surviving company.

(3) Merger ratio, etc.:

The Company will merge its wholly owned subsidiary. No new shares will be issued, no capital will be increased and no cash will be distributed upon merger.

3. Parties to Merger in Outline

(As of March 31, 2003)

(1) Trade name	**Shiseido Company, Limited** (Surviving company)	**FT Shiseido Co., Ltd.** (Merged company)
(2) Contents of business	Manufacture and sales of cosmetics, etc.	Manufacture and sales of toiletry goods
(3) Date of Incorporation	June 24, 1927	April 3, 2000
(4) Location of head office	5-5, Ginza 7- chome, Chuo-ku, Tokyo	5-5, Ginza 7-chome, Chuo-ku, Tokyo
(5) Representative	Morio Ikeda President and Representative Director	Osamu Hosokawa President and Representative Director
(6) Stated capital	¥64,506 million	¥11,230 million
(7) Total number of issued shares	424,562,353 shares	150,674 shares
(8) Stockholders' equity	¥344,200 million	¥11,647 million
(9) Total assets	¥493,797 million	¥40,792 million (including ¥10,764 million of Kuki Factory)
(10) Date of closing of accounts	March 31 of each year	March 31 of each year
(11) Number of employees	2,868	622 (including 242 of Kuki Factory)
(12) Main customers	(Purchase) Shiseido Beautech Co., Ltd. Osaka Shiseido Co., Ltd. Shiseido Kako Co., Ltd. (Sales) Shiseido Cosmetic Sales Co., Ltd. Shiseido Fitit Co., Ltd.	(Purchase) Kabushiki Kaisha Yoshino Kogyo-sho Yuka Sangyo Co. Ltd. (Sales) Paltac Co., Ltd. DAIKA CORPORATION
(13) Principal shareholders and shareholding ratios	The Master Trust Bank of Japan, Ltd. (4.54%) Mizuho Bank, Limited (4.05%) The Nippon Koa Fire & Marine Insurance Co., Ltd. (3.54%) The Asahi Mutual Life Insurance Company (2.84%) Shiseido Employee Stock Purchase Plan (2.76%)	Shiseido Company, Limited (100%)
(14) Dealing banks	Mizuho Bank, Limited The Bank of Tokyo-Mitsubishi, Ltd. Chuo Mitsui Trust and Banking Company, Limited The Mitsubishi Trust and Banking Corporation	Mizuho Bank, Limited

(15) Relationship between the parties	Capital	FT Shiseido Co., Ltd. is a wholly owned subsidiary of Shiseido Company, Limited.
	Personnel	Two (2) Directors of Shiseido Company, Limited concurrently serve as Directors of FT Shiseido Co., Ltd. One (1) Statutory Auditor of Shiseido Company, Limited concurrently serves as Statutory Auditor of FT Shiseido Co., Ltd.
	Transaction	There are transactions in beauty salon products between Shiseido Company, Limited and FT Shiseido Co., Ltd.

* Osaka Shiseido Co., Ltd. and Shiseido Kako Co., Ltd. entered into simplified mergers with Shiseido Company, Limited and were dissolved as of April 1, 2003.

(16) Business results for the latest three fiscal years

	Shiseido Company Limited (Surviving company)		
Fiscal year	2001 (from April 1, 2000 to March 31, 2001)	2002 (from April 1, 2001 to March 31, 2002)	2003 (from April 1, 2002 to March 31, 2003)
Net sales (¥ million)	236,300	202,316	208,319
Operating income (¥ million)	20,911	18,441	22,427
Ordinary income (¥ million)	30,190	26,867	26,498
Net income (loss) (¥ million)	(16,331)	(19,196)	10,879
Net income (loss) per share (¥)	(38.57)	(46.07)	25.71
Annual dividend per share (¥)	16.00	16.00	20.00
Stockholders' equity per share (¥)	886.32	824.10	822.61

	FT Shiseido Co., Ltd. (Merged company)		
Fiscal year	2001 (from April 1, 2000 to March 31, 2001)	2002 (from April 1, 2001 to March 31, 2002)	2003 (from April 1, 2002 to March 31, 2003)
Net sales (¥ million)	37,385	58,318	63,023
Operating income (¥ million)	1,405	(2,082)	4,488
Ordinary income (¥ million)	795	(2,996)	3,379
Net income (loss) (¥ million)	312	(5,760)	1,932
Net income (loss) per share (¥)	2.071.91	(38,229.08)	12,822.44
Annual dividend per share (¥)	622	-	-
Stockholders' equity per share (¥)	103,386.11	64,473.27	77,305.69

4. Status after Merger

(1)	Trade name:	Shiseido Company, Limited
(2)	Contents of business:	Manufacture and sales of cosmetics, etc.
(3)	Location of head office:	5-5, Ginza 7-chome, Chuo-ku, Tokyo
(4)	Representative:	Morio Ikeda, President and Representative Director
(5)	Stated capital:	¥64,506 million (No capital will be increased upon merger.)
(6)	Total assets:	¥509,488 million (¥2,504 million) Note: The amount in the parentheses is the one expected to be decreased upon merger. Total assets will decrease as Shiseido Company, Limited will take over the undisposed loss of FT Shiseido Co., Ltd. upon merger.
(7)	Date of closing of accounts:	March 31 of each year
(8)	Effect on business results:	The merger will have no significant effect on the non-consolidated business results of Shiseido Company, Limited. Its consolidated business results will scarcely be affected by the merger as FT Shiseido Co., Ltd. has been its consolidated subsidiary.

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